UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 December 2004

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
A.C.N. 064 270 006

METAL STORM CEO
RESIGNS DUE TO ILL HEALTH

BRISBANE, AUSTRALIA – 17 December 2004 – International ballistics company Metal
Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm today announced that, following recent major surgery, Charles has resigned as Chief Executive Officer.

Ian Gillespie, Metal Storm’s General Manager, has been appointed acting CEO pending the outcome of the selection process to appoint a new Chief Executive
Officer.  Mr Gillespie joined the company in May 2003 following a distinguished management career with a number of large national and international companies including Incitec Limited, Wormald International Limited, and Atlas Steels
Limited.

Interim Chairman Terry O’Dwyer said the Board had accepted Mr Vehlow’s resignation with regret as he has made an outstanding contribution to Metal
Storm’s commercial development.

“Since being appointed CEO in March 2003, Charles has ensured a focus on building, testing and manufacturing those products offering the most expedient sales possibilities to US Government customers,” he said. “Through his efforts, the company is well positioned to secure US Government prime and subcontract contracts to further support the development and deployment of its technology.”

Mr O’Dwyer also said the Board and all Metal Storm staff wished Mr Vehlow a speedy return to health.

Ends

/more…

Company Contact: Investor Contact: Media Contact:
Ian Gillespie Julie Carter Jamin Smith
Metal Storm Limited Orient Capital  Phillips Group
TEL: 07 3221 9733 TEL: 02 9964 0200 TEL: 07 3230 5000
msau@metalstorm.com carter@orientcap.com.au        jsmith@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 03/09/05	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary